AMERCIAN FINANCIAL GROUP, INC. AND SUBSIDIARIES

EXHIBIT 12 - COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Dollars in Millions)

	Three Months Ended	Year Ended
	March 31, 2007	December 31, 2006

Pretax income excluding discontinued operations	$185.6	$ 662.8
Minority interest in subsidiaries having
fixed charges	8.5	31.6
Less undistributed equity in losses of investee	.8	3.2
Fixed charges:
Interest on annuities	88.8	343.7
Interest expense	18.1	72.4
Debt discount and expense	.5	1.9
Portion of rentals representing interest	2.8	11.3

EARNINGS	$305.1	$1,126.9

Fixed charges:
Interest on annuities	$ 88.8	$ 343.7
Interest expense	18.1	72.4
Debt discount and expense	.5	1.9
Portion of rentals representing interest	2.8	11.3

FIXED CHARGES	$110.2	$ 429.3

Ratio of Earnings to Fixed Charges	2.77	2.62

Earnings in Excess of Fixed Charges	$194.9	$ 697.6

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